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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                                  SCHEDULE 13D
                        Under the Securities Act of 1934
                              (Amendment No. ___)*

                                  HOWTEK, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   443209 10 1
                                 (CUSIP Number)

                                Ethan Seer, Esq.
                        Blank Rome Tenzer Greenblatt LLP
                              405 Lexington Avenue
                            New York , New York 10174
                                 (212) 885-5393
            (Name, Address and Telephone Number of Person Authorized
                     to receive Notice and Communications)

                        December 28, 2001; March 29, 2002
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 6 Pages

CUSIP NO. 443209 10 1

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      ROBERT HOWARD
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a) |_|
      (b) |_|
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3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*

      PF; OO
--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      |X|
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER

                         3,194,863
NUMBER OF               --------------------------------------------------------
SHARES            8.    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                40,000
EACH                    --------------------------------------------------------
REPORTING         9.    SOLE DISPOSITIVE POWER
PERSON WITH
                        3,194,863
                        --------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        40,000
                        --------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,234,863
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      |_|
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      20.8%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------


                               Page 2 of 6 Pages

      Certain of the securities reported herein have previously been reported by the Reporting Person on Schedule 13G.

Item 1. Security and Issuer.

      This statement relates to the Common Stock, par value $.01 per share ("Common Stock"), issued by Howtek, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 21 Park Avenue, Hudson, NH 03051.

Item 2. Identity and Background.

      This statement is filed by Robert Howard (the "Reporting Person"). The address of the Reporting Person is 145 East 57th Street, New York, NY 10022. The Reporting Person is a United States citizen. The Reporting Person is the Chairman of the Board of the Company

      Except as set forth below, the Reporting Person has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

      In December of 1997, in connection with an investigation by the Securities and Exchange Commission into trading in the securities of Presstek, Inc., the Reporting Person, without admitting or denying the Commission's allegations of securities laws violations, agreed to pay a civil penalty of $2,700,000 and to the entry of a final judgment enjoining him future violations of Section 10(b)and 13(a) and Rules 10b-5, 12b-20, 13a-1 and 13a-20 of the Securities Exchange Act of 1934.

Item 3. Source and Amount of Funds or other Consideration.

      A total of 503,092 of the shares of Common Stock reported in Item 5 as beneficially owned by the Reporting Person were acquired by the Reporting Person pursuant to the conversion of a Convertible Promissory Note in the principal amount of $545,693 payable by the Company to the Reporting Person. An addition 215,517 shares of Common Stock reported in Item 5 as beneficially owned by the Reporting Person were acquired by the Reporting Person pursuant to the conversion of a Convertible Promissory Note in the principal amount of $500,000 payable by the Company to the Reporting Person. The Reporting Person used his personal funds to advance to the Company the loans that were evidenced by the Convertible Promissory Notes referenced above.

Item 4. Purpose of Transaction.

      Substantially all of the 3,284,863 shares whose beneficial ownership has been attributed to the Reporting Person were acquired by the Reporting Person either in connection with the formation of the Company by the Reporting Person or the Conversion of loans made by the Reporting Person to the Company and such shares were acquired by the Reporting Person for investment purposes. The Reporting Person may make purchases of Common Stock from time to time and may dispose of any or all of the shares of Common Stock beneficially owned by him (to the extent he has dispositive power over such shares) at any time. The Reporting Person has no plans or proposals which relate to, or could result in any of the matters referred to in Paragraphs (b) through (j) of Item 4 of
Schedule 13D except that the Reporting Person, in his capacity as a director of the Company, voted in favor of the proposed merger ("Merger") of Intelligent Systems Software, Inc. ("ISSI") with and into the Company and intends to vote the shares of Common Stock owned by him in favor of the Merger.


                               Page 3 of 6 Pages

Item 5. Interest in Securities of the Issuer.

      (a)-(b) According to the Company there were 15,544,844 outstanding shares of Common Stock on May 13, 2002. The Reporting Person beneficially owned 3,234,863 shares of Common Stock as of May 13, 2002, which amount included (i) 3,184,863 shares owned directly by the Reporting Person, (ii) 10,000 shares issuable upon exercise of options owned by the Reporting Person, (iii) 40,000 shares beneficially owned by Kit Howard, the wife of the Reporting Person, (of which 25,000 shares are issuable upon exercise of options owned by the wife of the Reporting Person). The Reporting Person may be deemed to have sole voting and disposition power over the shares referred to in items (i) and(ii) above and shared voting and disposition power over the shares referred to in item (iii) above.

      (c) During the past 60 days the Reporting Person converted a Convertible Promissory Note issued by the Company in favor of the Reporting Person in the principal amount of $500,000 into 215,517 shares of Common Stock. In addition, on December 29, 2001 the Reporting Person converted a Convertible Promissory
Note issued by the Company in favor of the Reporting Person in the principal amount of $545,693 into 503,092 shares of Common Stock.

      (d) Kit Howard, the Reporting Person's spouse, has the right to receive dividends on, and any proceeds from the disposition of any shares of Common Stock reported as owned by her in Item 5 above.

      (e) It is inapplicable for the purposes hereof to state the date on which the Reporting Person ceased to be the owner of more than five percent (5%) of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The Company has a Convertible Revolving Credit Promissory Note and Revolving Loan and Security Agreement (the "Loan Agreement") with the Reporting Person under which the Reporting Person has agreed to advance funds, or to provide guarantees of advances made by third parties in an amount up to $3,000,000, of which $3,000,000 was available at May 13, 2002. The Loan Agreement expires January 4, 2003, subject to extension by the parties. Outstanding advances are collateralized by substantially all of the assets of the Company and bear interest at prime interest rate plus 2%. The Loan Agreement entitles the Reporting Person to convert outstanding advances into shares of the Company's Common Stock at any time based on the outstanding closing market price of the Company's Common Stock at the time each advance is made. The Company is seeking stockholder approval at its Annual Meeting of Stockholders to be held on June 28, 2002 to amend the terms of the Loan Agreement to provide that advances made by the Reporting Person can be converted into Common Stock at the lesser of the market price of the Common Stock at the time of the advance or at the time of conversion and in return the Reporting Person has agreed to extend the maturity date of the Loan Agreement.

      In connection with the proposed Merger, the Company has entered into a stockholders' agreement with the Reporting Person, the Company's Chief Executive Officer and certain stockholders of ISSI. The stockholders' agreement will become effective upon, and only in the event of, the consummation of the Merger. The parties to the stockholders' agreement have agreed to limit the number of shares of the Company's Common Stock each may sell on a quarterly basis over the course of two years from the consummation of the Merger. Moreover, in connection with the Merger, the Reporting Person agreed that if the Company and ISSI were unable to agree upon a


                               Page 4 of 6 Pages
financing plan for the combined company then under certain circumstances either he or his designees would purchase up to 1,600,000 shares of ISSI common stock prior to the Merger which, if issued and based upon the proposed conversion ratio, would convert into approximately 2,000,000 shares of the Company's Common Stock upon consummation of the Merger.

      Except as described in this Item 6 and in Item 5 above, there are no contracts, arrangements, understandings or relationships with the Reporting Person or any other person with respect to the securities of the Company including but not limited to transfer or voting of any other securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss or the giving or withholding of proxies.

Item 7.     Materials to be filed as Exhibits.

            1. Plan and Agreement of Merger dated February 15, 2002, by and among the Company, ISSI Acquisition Corp., ISSI and certain stockholders of ISSI (incorporated by reference to Exhibit 2.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001)

            2. Stockholders Agreement dated February 15, 2002, among the Company, the Reporting Person and certain stockholders of ISSI (incorporated by reference to Exhibit 10(i) to Amendment no. 1 the Company's Registration Statement on Form S-4, SEC File no. 333-86454.


                               Page 5 of 6 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: June 7, 2002

                                                /s/ Robert Howard
                                                --------------------------------
                                                Robert Howard


                                Page 6 of 6 Pages